

Mail Stop 7010

May 18, 2006

Daniel Slocum
President
Dispatch Auto Parts, Inc.
305 Roosevelt Road
East Rochester, NY 14445

> **Re: Dispatch Auto Parts, Inc.**
> **Amendment No. 2 to Form 10-SB**
> **Filed April 11, 2006**
> **File No. 0-51818**

Dear Mr. Slocum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 4. Since you did not withdraw the Form 10-SB within 60 days of the original filing, please note that in addition to responding to our comments on the Form 10-SB you are subject to the reporting requirements of the Exchange Act. Therefore, please file your March 31, 2006 Form 10-QSB by June 8th, 45 days after the Form 10-SB became effective.

2. Please provide us with marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Description of Business, page 3

Introduction, page 3

3. We note your response to prior comment 6. Please explain why management decided that the auto parts operations would be more appropriately conducted through a wholly-owned subsidiary.

4. We note your response to prior comment 5. As you note on page 19, please disclose that you do not currently have a market maker who intends to make a market in your stock.

Warehouse Formats, page 5

5. We note that you have added your inventory policy on page 35 in response to prior comment 43 and that you do not maintain an ongoing inventory balance. However, on page 5, you state, "Maintenance products, accessories and miscellaneous items are organized for easy reaching by our delivery persons." Please advise or revise. In particular, please clarify your disclosures to explain how you use your 800 square feet of warehouse space, given that you have no inventory. For example, on page 3, you state that your "warehouse carries an extensive product line for cars, sport utility vehicles, vans and light trucks…" This statement does not appear consistent with your inventory policy.

Expansion Opportunities, page 5

6. We note your statement that you expect revenues to exceed expenses within the next 12-24 months. Please revise this statement by including a discussion of your accumulated losses and limited operating history. Make similar revisions under MD&A where you make similar assertions.

7. We note your response to prior comment 14. Please disclose in the filing that you currently do not have any plans to raise additional capital.

8. Please clarify why you have not expanded your customer base beyond one customer since you have been in business since March 2005. We note your statement in response to prior comment 23 that you do not believe locating additional customers will be a major challenge.

Risk Factors, page 6

9. We note your response to prior comment 18. Please add a risk factor stating that there is no established public trading market for your common stock. If an established public trading market for your common stock materializes, you will be classified as a penny stock. Note that the existence of limited or sporadic quotations should not of itself be deemed to constitute an established public trading market.

A significant amount of consulting expenses may reduce our profitability, page 6

10. Please revise the heading to reflect that you have never been profitable.

We have only recently commenced business operations, page 7

11. Please disclose, if true, that you expect losses in the foreseeable future.

There may be conflicts of interests with a related party, page 7

12. Describe Daniel Slocum's conflicts of interest that may arise as a result of controlling both your business and your sole customer, such as determining the prices of goods sold.

Management's Discussion and Analysis of Financial Condition, page 9

13. We reissue prior comment 20. Please describe your plan of operation for the next twelve months. For example, describe in detail your expansion plans and quantify the associated costs. Also explain in detail how you calculated that it would require capital of approximately $50,000 to sustain operations in 2006 and $100,000 per year thereafter. See Item 303(a) of Regulation S-B.

14. We reissue prior comment 21 as we do not see this disclosure in your revised document.

Liquidity and Capital Resources, page 10

15. We note your revisions to your liquidity and capital resources discussion in response to prior comment 25, which indicates that your current capital is sufficient to fund your projected sales growth over the next 12 months. However, the basis for this conclusion is unclear, given that:
    - you did not have any cash or accounts receivable at December 31, 2005.
    - you state on page 11 that your current level of operations requires capital of approximately $50,000 to sustain operations through 2006.

- you discuss on page 3 your plan to expand your customer base during 2006 to include repair garages, service stations, and other local mechanics, which we assume will require cash resources.

  Accordingly, expand your disclosure to clarify the basis for your conclusion that your current capital is sufficient to fund your projected sales growth over the next 12 months.

16. In addition, on page 11, you state that your current capital and resources are insufficient to fund expansion into the retail and online market. However, on page 5, you state that your current capital is sufficient for such an expansion. Please revise to clarify this apparent inconsistency. Further, if you believe that your current capital is sufficient to fund such expansion, please explain why. Your statements on page 5 regarding the decrease in operating expenses subsequent to the completion of the registration process is not sufficient in this regard, as it appears that this decrease will be primarily non-cash in nature, whereas we would expect your expansion to require additional cash.

Certain Relationships and Related Transactions, page 16

17. We note your response to prior comment 33. Please disclose Chris Cottone's affiliation with A-Z Consulting, Inc. and disclose that he is a 16% shareholder of your company.

18. We note your response to prior comment 34. Please disclose Daniel Luther's affiliation with Lugion Associates, Ltd. and disclose that he is a 16% shareholder of your company.

19. We note your response to prior comment 35. Please disclose that Lin Cheng is a 10% shareholder of your company.

Item 8. Description of Securities – Shares Eligible for Future Sale, page 18

20. Please explain why 245,000 shares are freely tradable.

Market Price and Dividends . . . , page 18

21. We note your response to prior comment 39. However, please provide the equity compensation plans information in the format required by Item 201(d) of Regulation S-B.

Recent Sales of Unregistered Securities, page 20

22. We note your response to prior comment 41. For securities sold under the consulting agreements, describe the amount of consideration you received for each consulting agreement. See Item 701(c) of Regulation S-B.

23. Disclose the shares issued to Daniel Slocum indirectly and held in the name of Roosevelt Industrial Holdings and provide the disclosure required by Item 701(d) of Regulation S-B.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Ryan Rohn at (202) 551-3739 or in his absence, Nili Shah at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

       Sincerely,

       Pamela A. Long
       Assistant Director